UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2009

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku,

Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F       X            Form 40-F

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934. ]

Yes                      No      X

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

Date : February 6, 2009	By	/s/ Naoki Imaoka
Naoki Imaoka
Chief Manager
Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the nine months ended December 31, 2008

February 6, 2009

Company name:	Mitsubishi UFJ Financial Group, Inc.
Stock exchange listings:	Tokyo, Osaka, Nagoya, New York
Code number:	8306
URL http	http: //www.mufg.jp/
Representative:	Nobuo Kuroyanagi, President & CEO
For inquiry:	Takeaki Ishii, General Manager - Financial Planning Division / Financial Accounting Office
TEL (03) 3240-7200

Quarterly securities report issuing date: February 16, 2009	Trading accounts:	Established

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Nine Months ended December 31, 2008

(1)	Results of Operations

	(% represents the change from the same period in the previous fiscal year)
	Ordinary Income		Ordinary Profits		Net Income
Nine months ended	million yen	%	million yen	%	million yen	%
December 31, 2008	4,347,054	—	113,923	—	(42,073)	—
December 31, 2007	4,758,387	10.4	665,033	(31.0)	314,656	(54.4)

	Net Income per Common Share	Diluted Net Income per Common Share
Nine months ended	yen	yen
December 31, 2008	(4.36)	—
December 31, 2007	30.01	29.84

(2)	Financial Conditions

	Total Assets	Total Net Assets	Net Assets Attributable to MUFG Shareholders to Total Assets (*1)	Total Net Assets per Common Share
As of	million yen	million yen	%	yen
December 31, 2008	198,891,601	9,192,788	3.8	589.45
March 31, 2008	192,993,179	9,599,708	4.1	727.99

(Reference) Shareholders’ equity as of December 31, 2008: 7,465,135 million yen; March 31, 2008: 7,880,829 million yen

(*1)	“Net assets attributable to MUFG shareholders to total assets” is computed under the formula shown below:

(Total net assets - Subscription rights to shares - Minority interests) / Total assets

(*2)	“Risk-adjusted Capital Ratio” will be disclosed separately in mid-February 2009

2. Dividends on Common Stock

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Annual
Fiscal year	yen	yen	yen	yen	yen
ended Mar. 31, 2008	—	7.00	—	7.00	14.00
ending Mar. 31, 2009	—	7.00	—	——
ending Mar. 31, 2009 (Forecast)	——	——	——	7.00	14.00

(*1)	Revision of forecasts for dividends during past 3 months: None

(*2)	Please refer to “Dividends on preferred stocks” on page 3 for information with regard to the dividends on stocks other than common stock.

3. Earnings Forecasts for the Fiscal Year ending March 31, 2009 (Consolidated)

	( % represents the change from the previous fiscal year)
	Ordinary Income		Ordinary Profits		Net Income		Net Income per Common Share
	million yen	%	million yen	%	million yen	%	yen
Fiscal year ending Mar. 31, 2009	5,900,000	(7.7)	350,000	(66.0)	50,000	(92.1)	3.32

(*)	Earnings forecasts have been revised during past 3 months.

Mitsubishi UFJ Financial Group, Inc.

4. Other

(1)	Changes in significant subsidiaries (changes in “Specified Subsidiaries” (Tokutei Kogaisha ) accompanying changes in scope of consolidation) during the period: Newly consolidated: 1 company (MUFG Capital Finance 7 Limited )

(*) Please refer to 4. Other of “Qualitative Information and Financial Statements” on page 7.

(2)	Adoption of simplified accounting methods or accounting methods used specifically for quarterly consolidated financial statements: Adopted

(*) Please refer to 4. Other of “Qualitative Information and Financial Statements” on page 7.

(3)	Changes in accounting policies, procedures and presentation rules applied in the preparation of the consolidated financial statements:

(A) There were changes due to revision of accounting standards.

(B) There were changes due to other reasons.

(*) Please refer to 4. Other of “Qualitative Information and Financial Statements” on page 7.

(4)	Number of common shares outstanding at the end of the period

(A) Total shares outstanding including treasury shares:

Dec. 31, 2008	11,568,479,680 shares	Mar. 31, 2008	10,861,643,790 shares

(B) Treasury shares:

Dec. 31, 2008	9,279,870 shares	Mar. 31, 2008	504,262,228 shares

(C) Average outstanding shares:

Nine months ended December 31, 2008	10,556,810,904 shares

Nine months ended December 31, 2007	10,289,389,525 shares

*Notes for using forecasted information etc.

1.	Starting in this fiscal year, MUFG has adopted the “Accounting Standards for Quarterly Financial Statements” (ASBJ Statement No. 12) and the “Implementation Guidance on the Accounting Standards for Quarterly Financial Statements” (ASBJ Guidance No. 14). MUFG prepares its quarterly consolidated financial statements in accordance with the “Regulations concerning the Terminology, Forms and Preparation Methods of the Quarterly Consolidated Financial Statements” (Cabinet Ordinance No. 64, August 10, 2007), except that assets, liabilities, income and expenses are classified based on the “Ordinance for the enforcement of the Banking Law” (Ministry of Finance Ordinance No. 10, 1982).

2.	Please refer to “Notice regarding Revisions of Earnings Forecasts” posted today and 3. Qualitative information related to the consolidated earnings forecasts of “Qualitative Information and Financial Statements” on page 6 with regard to the revisions of earnings forecasts. The forecasts for “Net income per common share” are calculated based on forecasted average number of common shares outstanding for the corresponding fiscal periods.

3.	This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may effect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

4.	The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. To date, we have published U.S. GAAP financial results only on a semiannual and annual basis, and currently do not expect to publish U.S. GAAP financial results for the period reported in this financial summary report.

Mitsubishi UFJ Financial Group, Inc.

(Dividends on preferred stocks)

Dividends per share relating to preferred stocks are as follows:

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Annual
	yen	yen	yen	yen	yen
Preferred Stock First Series of Class 3
Fiscal year ended Mar. 31, 2008	—	30.00	—	30.00	60.00
Fiscal year ending Mar. 31, 2009	—	30.00	—	——
Fiscal year ending Mar. 31, 2009 (Forecast)	——	——	——	30.00	60.00

Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Annual
	yen	yen	yen	yen	yen
Preferred Stock First Series of Class 5
Fiscal year ending Mar. 31, 2009	——	——	—	——
Fiscal year ending Mar. 31, 2009 (Forecast)	——	——	——	43.00	43.00

(Note) MUFG issued Preferred Stock First Series of Class 5 in November 2008.

Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Annual
	yen	yen	yen	yen	yen
Preferred Stock Class 8
Fiscal year ended Mar. 31, 2008	—	7.95	—	7.95	15.90
Fiscal year ending Mar. 31, 2009	—	——	——	——
Fiscal year ending Mar. 31, 2009 (Forecast)	——	——	——	——	—

(Note) MUFG repurchased Preferred Stock Class 8 in August 2008 and cancelled in September.

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Annual
	yen	yen	yen	yen	yen
Preferred Stock Class 11
Fiscal year ended Mar. 31, 2008	—	2.65	—	2.65	5.30
Fiscal year ending Mar. 31, 2009	—	2.65	—	——
Fiscal year ending Mar. 31, 2009 (Forecast)	——	——	——	2.65	5.30

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Annual
	yen	yen	yen	yen	yen
Preferred Stock Class 12
Fiscal year ended Mar. 31, 2008	—	5.75	—	5.75	11.50
Fiscal year ending Mar. 31, 2009	—	5.75	—	——
Fiscal year ending Mar. 31, 2009 (Forecast)	——	——	——	5.75	11.50

Mitsubishi UFJ Financial Group, Inc.

Qualitative Information and Financial Statements

1. Qualitative information related to the consolidated results of operations

With respect to the economic and financial environment for the April-December period of fiscal 2008, the recession in the United States and Europe became evident, as the financial crisis in the United States triggered by the subprime problem deepened and spilled over to the global economy. The Asian and emerging economies, which had been firm, strengthened the slowing trend. Inflationary pressure, which had been feared toward the middle of the year, rapidly subsided, in reaction to the decline in prices of energy and raw materials. Meanwhile, the Japanese economy experienced an unprecedented severe production adjustment due to the rapid drop in exports. Business fixed investment also declined, and private consumption stagnated against the backdrop of sluggish wages and employment uncertainty.

In the financial environment, the U.S. federal funds target rate was lowered close to 0 percent, in response to the intensified financial crisis, and in the Euro zone, the European Central Bank significantly cut its key interest rate to 2.5 percent. The Bank of Japan lowered the uncollateralized overnight call rate target from 0.5 percent to 0.1 percent, but upward pressure on Japan’s short-term interest rates persisted on the back of the financial market turmoil. Long-term interest rates temporarily surged toward the middle of June, reflecting the rapid rise in interest rates in the United States and Europe, but thereafter followed a downward trend due to the accelerating “flight to quality” stemming from the intensified global financial crisis and the worsening economy. In the foreign exchange market, the yen rapidly appreciated to the upper 80 yen range against the dollar toward the end of the year, due to intensified risk aversion among investors.

Under such business environment, consolidated gross profits for the nine months ended December 31, 2008 decreased by 67.0 billion yen from the previous nine months ended December 31, 2007 to 2,492.8 billion yen. This was mainly due to a decrease of net fees and commissions such as investment trust related businesses, insurance businesses, securities businesses and real estate businesses, even though net interest income increased mainly due to an increase in overseas lending income and lower funding cost in foreign currency. Total of net trading profits and net other business profits remain unchanged due to higher net gains on debt securities offset a loss of approximately 179.0 billion yen relating to securitized products and related investments.

General and administrative expenses remain unchanged due to progress in cost reduction offset an increase of expenses relating to systems integration and goodwill amortization.

Total credit costs for the nine months ended December 31, 2008 increased by 99.0 billion yen from the previous nine months ended December 31, 2007 to 433.5 billion yen, mainly due to revision of debtor credit ratings which reflected downturn in businesses of domestic and overseas customers. Net losses on equity securities for the nine months ended December 31, 2008 was 326.3 billion yen, a decrease by 363.2 billion yen compared with net gains on equity securities of 36.9 billion yen for the previous nine months ended December 31, 2007, due to an occurrence of losses on write-down of equity securities by 395.7 billion yen, which caused by the decline of share prices.

Based on the above result, consolidated net loss for the nine months ended December 31, 2008 was 42.0 billion yen, a decrease by 356.7 billion yen compared with net income of 314.6 billion yen for the previous nine months ended December 31, 2007.

Mitsubishi UFJ Financial Group, Inc.

(in billions of Japanese yen)	For the nine months ended December 31, 2008	For the nine months ended December 31, 2007	Increase (Decrease)
Gross Profits before credit costs for trust accounts	2,492.8	2,559.9	(67.0)
General and administrative expenses	1,572.9	1,574.5	(1.5)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	919.8	985.4	(65.5)
Credit costs	(434.4)	(334.4)	(99.9)
Net gains (losses) on equity securities	(326.3)	36.9	(363.2)
Other non-recurring gains (losses)	(45.2)	(22.8)	(22.4)
Ordinary profits	113.9	665.0	(551.1)
Net income (loss)	(42.0)	314.6	(356.7)

Total credit costs	(433.5)	(334.4)	(99.0)

2. Qualitative information related to the consolidated financial conditions

Total assets as of December 31, 2008 increased by 5,898.4 billion yen from March 31, 2008 to 198,891.6 billion yen, and total net assets as of December 31, 2008 decreased by 406.9 billion yen from March 31, 2008 to 9,192.7 billion yen. The decrease in total net assets reflected a decrease of total valuation and translation adjustments by 1,168.2 billion yen, which were mainly due to a decrease of net unrealized gains (losses) on other securities reflecting the decline of share prices, even though total shareholder’s equity increased by 752.5 billion yen due to the issuance of new shares and preferred shares through a third-party allotment, and the sale of treasury shares.

With regards to major items of assets, securities as of December 31, 2008 increased by 4,657.5 billion yen from March 31, 2008 to 45,509.2 billion yen, and loans and bills discounted as of December 31, 2008 increased by 4,586.1 billion yen from March 31, 2008 to 93,125.0 billion yen. With regards to major items of liabilities, deposits as of December 31, 2008 decreased by 3,179.1 billion yen from March 31, 2008 to 118,128.1 billion yen.

Mitsubishi UFJ Financial Group, Inc.

3. Qualitative information related to the consolidated earnings forecasts

MUFG revised its earnings forecasts for the fiscal year ending March 31, 2009, which were announced on November 18, 2008, mainly due to recognition of losses on write-down of marketable equity securities, caused by the decline of share prices for the third quarter. (The forecast of annual dividends per share of common stock (an annual dividend of ¥14 per common share) for the fiscal year ending March 31, 2009 has not been revised.)

The following earnings forecasts assume share price levels as of the end of December, 2008. Because MUFG Group uses a reversal method for recording losses on write-down of marketable equity securities at quarter ends, the amount of losses on write-down of marketable equity securities for the fiscal year ending March 31, 2009 will depend on share prices as of March 31, 2009. Consequently, actual results may differ significantly from the following forecasts depending on share price levels and other factors.

Forecasted consolidated earnings for the fiscal year ending March 31, 2009 under Japanese GAAP

	(in billions of Japanese yen, except percentages)
	Ordinary income	Ordinary profits	Net income
Previous forecast (A)	5,900.0	600.0	220.0
Revised forecast (B)	5,900.0	350.0	50.0
Change (B-A)	—	(250.0)	(170.0)
Change (%)	—%	(41.6)%	(77.2)%

[Reference] Forecasted earnings for the fiscal year ending March 31, 2009 under Japanese GAAP

	(in billions of Japanese yen)
	The Bank of Tokyo-Mitsubishi UFJ	Mitsubishi UFJ Trust and Banking Corporation
(Consolidated)
Ordinary profits	145.0	75.0
Net income	25.0	30.0

(Non-consolidated)
Net business profits *	765.0	135.0
Ordinary profits (loss)	(20.0)	70.0
Net income (loss)	(165.0)	30.0

*	Before credit costs for trust accounts and provision for general allowance for credit losses

Mitsubishi UFJ Financial Group, Inc.

4. Other

(1)	Changes in significant subsidiaries (changes in “Specified Subsidiaries” (Tokutei Kogaisha) accompanying changes in scope of consolidation) during this period:

The following Specified Subsidiary was newly consolidated during this period.

Name	Location	Stated Capital	Primary Business	Ownership
MUFG Capital Finance 7 Limited	Grand Cayman, Cayman Islands	222,000 million yen	Finance	100%

This Specified Subsidiary is an overseas special purpose company established for issuance of non-dilutive preferred securities.

(2)	Simplified accounting methods and accounting methods used specifically for quarterly consolidated financial statements

(Simplified accounting methods)

(i)	Depreciation

Depreciation for tangible fixed assets, which are depreciated under the declining-balance method, is computed by proportionally allocating the estimated depreciation for the fiscal year.

(ii)	Allowance for credit losses

Except for claims on “bankrupt borrowers” and “substantially bankrupt borrowers” and claims on “potentially bankrupt borrowers” for which allowances are provided in specific amounts, allowances for credit losses are calculated based on reasonable measures, including the loan loss ratios used for the previous interim period-end settlement.

(iii)	Taxes

Income taxes are calculated in a manner similar to that in which they were calculated in the previous annual period-end settlement. However, immaterial adjustment items and immaterial tax credits are not considered in calculating the taxable income.

(iv)	Collectability of deferred tax assets

The collectability of deferred tax assets is determined based on the earnings forecasts and tax planning used in the previous interim period-end settlement.

(v)	Deferred and accrued accounts

Amounts of certain deferred and accrued accounts are estimated based on reasonable measures.

(3)	Changes in accounting policies, procedures and presentation rules applied in the preparation of the quarterly consolidated financial statements

(i)	Starting in this fiscal year, MUFG has adopted the “Accounting Standards for Quarterly Financial Statements” (ASBJ Statement No. 12) and the “Implementation Guidance on the Accounting Standards for Quarterly Financial Statements” (ASBJ Guidance No. 14). MUFG prepares its quarterly consolidated financial statements in accordance with the “Regulations concerning the Terminology, Forms and Preparation Methods of the Quarterly Consolidated Financial Statements” (Cabinet Ordinance No. 64, 2007), except that assets, liabilities, income and expenses are classified based on the “Ordinance for the Enforcement of the Banking Law” (Ministry of Finance Ordinance No. 10, 1982).

Mitsubishi UFJ Financial Group, Inc.

(ii)	The Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements

The “Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements” (ASBJ PITF No.18, May 17, 2006) is applicable to fiscal years beginning on or after April 1, 2008, and MUFG has adopted this practical solution starting in this fiscal year. The adoption of this practical solution resulted in a 6,477 million yen increase in each of ordinary profits and income before income taxes and others for the nine months ended December 31, 2008.

(Additional information)

Starting in this fiscal year, “Net actuarial loss (gain) not recognized as net periodic cost of retirement benefits”, which is recorded on the financial statements of foreign subsidiaries under US GAAP in accordance with “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (FASB Statement No.158) and which was previously deducted from net assets and allocated to “Other assets” or “Reserve for retirement benefits” in the consolidation process, is recorded separately, net of related tax effects and minority interests portion, as “Pension liability adjustments of subsidiaries preparing financial statements under US GAAP”, under valuation and translation adjustments in net assets. This change resulted in a 20,312 million yen decrease in “Other assets”, a 9,227 million yen increase in “Reserve for retirement benefits”, a 11,346 million yen decrease in “Deferred tax liabilities” and a 6,311 million yen decrease in “Minority interests”.

(iii)	The Accounting Standard for Lease Transactions

Finance leases other than those that were deemed to transfer the ownership of leased property to the lessees have previously been accounted for in a similar manner to operating leases. However, the “Accounting Standard for Lease Transactions” (ASBJ Statement No.13, March 30, 2007) and the “Implementation Guidance on the Accounting Standard for Lease Transactions” (ASBJ Guidance No.16, March 30, 2007) became applicable to fiscal years beginning on or after April 1, 2008, and MUFG adopted this accounting standard and practical guideline starting in this fiscal year.

(As lessees)

Finance leases other than those that are deemed to transfer the ownership of leased property to the lessees are accounted for in a similar way to purchases and depreciation for lease assets is computed under the straight-line method over the lease term with zero residual value unless residual value is guaranteed by the corresponding lease contracts. Finance leases other than those that deem to transfer the ownership of leased property to the lessees, which commenced in fiscal years beginning prior to April 1, 2008, are accounted for in a similar way to operating leases.

This change did not have a material impact on the quarterly consolidated financial statements.

Mitsubishi UFJ Financial Group, Inc.

(As lessors)

Finance leases other than those that are deemed to transfer the ownership of leased property to the lessees are accounted for in a similar way to sales and income and expenses related to such leases are recognized by allocating interest equivalents to applicable fiscal periods instead of recording proceeds of sales in “Other ordinary income”.

This change resulted in a 86,510 million yen decrease in “Ordinary income” (including a 6,556 million yen increase in “Interest income” and a 93,066 million yen decrease in “Other ordinary income”), a 86,808 million yen decrease in “Ordinary expenses” (including a 84,034 million yen decrease in “Other ordinary expenses”), a 298 million yen increase in “Ordinary profits”, a 6,094 million yen increase in “Extraordinary gains” and a 6,392 million yen increase in “Income before income taxes and others” for the nine months ended December 31, 2008.

(iv)	Net presentation of derivative instruments subject to master netting agreements

Beginning in this fiscal year, MUFG has started to record in its financial statements, on a gross basis, the fair value amounts recognized for derivative instruments executed with the same counterparty as assets and liabilities, which were previously netted out if there was a legally valid master netting agreement between the two parties.

MUFG examined its relevant accounting presentation practice from a viewpoint of best financial disclosure practice relating to credit risk and determined that its financial statements under Japanese GAAP should be prepared without offsetting derivative assets and liabilities because the amounts of cash collateral received or payable for derivative transactions have recently been increasing and, as a result, it is no longer sufficiently reasonable to offset only the fair value amounts recognized as assets and liabilities for derivative instruments.

This change resulted in a 5,517,453 million yen increase in “Trading assets”, a 5,597,273 million yen increase in “Trading liabilities”, a 2,206,339 million yen increase in “Other assets” and a 2,126,519 million yen increase in “Other liabilities” as of December 31, 2008.

(v)	IAS 39 “Financial Instruments: Recognition and Measurement”

IAS 39 “Financial Instruments: Recognition and Measurement” was amended on October 13, 2008, effective as of July 1, 2008. Starting in this fiscal period, certain overseas consolidated subsidiaries, whose balance sheet date is December 31, have adopted this amendment, retroactively as of July 1, 2008. As a result of this adoption, some of the securities that were previously included in “Securities for sale” have been reclassified as “Securities being held to maturity” and “Other securities”.

This change resulted in an 11,306 million yen increase in “Ordinary profits” and “Income before income taxes and others”, respectively, for the nine months ended December 31, 2008.

Mitsubishi UFJ Financial Group, Inc.

(vi)	Fair value assessment on “Other securities”

(Additional information)

Floating-rate Japanese government bonds included in “Securities” were previously evaluated based on their market prices. Based on our determination that their market prices at the end of this fiscal period cannot be deemed fair values due to the current market environment, such bonds have been valued based on reasonable estimates in accordance with the “Practical Solution on Measurement of Fair Value of Financial Assets” (ASBJ PITF No.25, October 28, 2008).

This change resulted in a 98,459 million yen increase in “Securities”, a 33,254 million yen decrease in “Deferred tax assets” and a 65,205 million yen increase in “Net unrealized gains (losses) on other securities”.

The estimated values of floating-rate Japanese government bonds are calculated by discounting future cash flows estimated from their yields and other factors at discount rates based on their yields considering the values of embedded options and liquidity premiums obtained from historical market data.

Securitized products backed by corporate loans included in “Other securities” were previously valued based on prices quoted by brokers, information vendors or other sources as a substitution for market values. Starting in this fiscal period, some of the securitized products are evaluated based on reasonably estimated amounts derived using our own calculation methods in order to enhance the accuracy of our valuation.

This change resulted in a 184,243 million yen increase in “Monetary claims bought”, a 3,968 million yen increase in “Securities”, a 48,740 million yen decrease in “Deferred tax assets”, a 95,441 million yen increase in “Net unrealized gains (losses) on other securities”, a 44,030 million yen decrease in “Other business expenses” and a 44,030 million yen increase in “Ordinary profits” and “Income before income taxes and others”, respectively, for the nine months ended December 31, 2008.

Reasonable estimates of securitized products backed by corporate loans are obtained using both (A) the amounts calculated by discounting future cash flows estimated based on our determination, through an analysis of the relevant loans, of the probability of bankruptcy of the borrowers and pre-payment on the loans and other factors at discount rates based on their yields, considering liquidity premiums obtained from historical market data and (B) prices quoted by brokers, information vendors or other sources.

With respect to securitized products other than those mentioned above, reasonable estimates are obtained using prices quoted by brokers, information vendors or other sources based on various periodical monitoring methods, including price comparisons among similar products, price trend analyses on individual products, and compatibility analyses against market indices.

Mitsubishi UFJ Financial Group, Inc.

5. Consolidated Financial Statements

(1) Consolidated Balance Sheets

(in millions of yen)	As of December 31, 2008	As of March 31, 2008
Assets:
Cash and due from banks	7,775,296	10,281,603
Call loans and bills bought	456,198	1,293,705
Receivables under resale agreements	3,018,560	7,099,711
Receivables under securities borrowing transactions	4,629,170	8,240,482
Monetary claims bought	3,845,365	4,593,198
Trading assets	16,994,589	11,898,762
Money held in trust	339,342	401,448
Securities	45,509,206	40,851,677
Allowance for losses on securities	(32,130)	(30,166)
Loans and bills discounted	93,125,005	88,538,810
Foreign exchanges	1,220,292	1,241,656
Other assets	9,629,254	5,666,981
Tangible fixed assets	1,288,451	1,594,214
Intangible fixed assets	1,202,517	975,043
Deferred tax assets	1,306,877	773,688
Customers’ liabilities for acceptances and guarantees	9,852,543	10,652,865
Allowance for credit losses	(1,268,940)	(1,080,502)

Total assets	198,891,601	192,993,179

Liabilities:
Deposits	118,128,159	121,307,300
Negotiable certificates of deposit	7,268,703	7,319,321
Call money and bills sold	2,103,476	2,286,382
Payables under repurchase agreements	11,461,742	10,490,735
Payables under securities lending transactions	3,412,956	5,897,051
Commercial papers	196,919	349,355
Trading liabilities	10,442,017	5,944,552
Borrowed money	9,438,160	5,050,000
Foreign exchanges	1,156,296	972,113
Short-term bonds payable	370,022	417,200
Bonds payable	6,175,907	6,285,566
Due to trust accounts	1,642,673	1,462,822
Other liabilities	7,437,805	4,388,814
Reserve for bonuses	16,692	49,798
Reserve for bonuses to directors	353	434
Reserve for retirement benefits	62,081	64,771
Reserve for retirement benefits to directors	1,896	2,100
Reserve for loyalty award credits	10,765	8,079
Reserve for contingent losses	282,015	133,110
Reserve for losses relating to business restructuring	878	22,865
Reserves under special laws	3,337	4,639
Deferred tax liabilities	37,434	84,185
Deferred tax liabilities for land revaluation	195,973	199,402
Acceptances and guarantees	9,852,543	10,652,865

Total liabilities	189,698,813	183,393,470

Net assets:
Capital stock	1,607,862	1,383,052
Capital surplus	1,885,765	1,865,696
Retained earnings	4,381,816	4,592,960
Treasury stock	(7,224)	(726,001)

Total shareholders’ equity	7,868,220	7,115,707

Net unrealized gains (losses) on other securities	(504,385)	595,352
Net deferred gains (losses) on hedging instruments	98,080	79,043
Land revaluation excess	144,032	143,292
Foreign currency translation adjustments	(128,912)	(52,566)
Pension liability adjustments of subsidiaries preparing financial statements under US GAAP	(11,900)	—

Total valuation and translation adjustments	(403,085)	765,121

Subscription rights to shares	4,242	2,509
Minority interests	1,723,411	1,716,370

Total net assets	9,192,788	9,599,708

Total liabilities and net assets	198,891,601	192,993,179

Mitsubishi UFJ Financial Group, Inc.

(2) Consolidated Statement of Income

(in millions of yen)	For the nine months ended December 31, 2008
Ordinary income	4,347,054
Interest income	2,605,865
(Interest on loans and bills discounted)	1,654,034
(Interest and dividends on securities)	486,903
Trust fees	92,936
Fees and commissions	852,412
Trading income	188,994
Other business income	463,488
Other ordinary income	143,356
Ordinary expenses	4,233,130
Interest expenses	1,196,223
(Interest on deposits)	493,879
Fees and commissions	129,538
Other business expenses	385,555
General and administrative expenses	1,588,732
Other ordinary expenses	933,080

Ordinary profits	113,923

Extraordinary gains	89,443
Gains on disposition of fixed assets	8,156
Gains on loans written-off	24,454
Reversal of reserve for contingent liabilities from financial instruments transactions	1,306
Gains on sales of equity securities of subsidiaries	32,751
Other extraordinary gains	22,774
Extraordinary losses	92,718
Losses on disposition of fixed assets	10,791
Losses on impairment of fixed assets	5,362
Expenses relating to systems integration	76,516
Other extraordinary losses	48

Income before income taxes and others	110,647

Income taxes - current	67,519
Income taxes - deferred	22,817

Total taxes	90,337

Minority interests	62,384

Net income (loss)	(42,073)

Mitsubishi UFJ Financial Group, Inc.

Starting in this fiscal year, MUFG has adopted the “Accounting Standards for Quarterly Financial Statements” (ASBJ Statement No. 12) and the “Implementation Guidance on the Accounting Standards for Quarterly Financial Statements” (ASBJ Guidance No. 14). MUFG prepares its quarterly consolidated financial statements in accordance with the “Regulations concerning the Terminology, Forms and Preparation Methods of the Quarterly Consolidated Financial Statements” (Cabinet Ordinance No. 64, 2007), except that assets, liabilities, income and expenses are classified based on the “Ordinance for the Enforcement of the Banking Law” (Ministry of Finance Ordinance No. 10, 1982).

(3)	Notes on Going-Concern Assumption

Not applicable.

(4)	Notes for Material Changes in Shareholders’ Equity

For the nine months ended December 31, 2008

	(in millions of yen)
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity
Balance at the beginning of the period	1,383,052	1,865,696	4,592,960	(726,001)	7,115,707
Changes during the period
Issuance of new shares (*1)	224,810	226,545			451,356
Dividends from retained earnings			(153,338)		(153,338)
Net loss			(42,073)		(42,073)
Acquisition of treasury stock				(858)	(858)
Disposition of treasury stock (*2)		(206,476)		719,635	513,158
Reversal of land revaluation excess			(503)		(503)
Increase in consolidated subsidiaries			1,781		1,781
Increase in companies accounted for under the equity method			5,763		5,763
Increase due to unification of accounting policies applied to foreign subsidiaries			699		699
Decrease due to unification of accounting policies applied to foreign subsidiaries			(6,669)		(6,669)
Prior year adjustments on retained earnings of companies accounted for under the equity method			(16,802)		(16,802)
Total changes during the period	224,810	20,069	(211,143)	718,776	752,513
Balance at the end of the period	1,607,862	1,885,765	4,381,816	(7,224)	7,868,220

(*1)	“Capital stock” increased 224,810 million yen and “Capital surplus” increased 226,545 million yen, as a result of the issuance of preferred shares by way of a third-party allotment (payment date: November 17, 2008), the issuance of common shares by way of a public offering (payment date: December 15, 2008).
(*2)	“Capital surplus” decreased 206,476 million yen and “Treasury stock” decreased 719,635 million yen as a result of the sale of treasury shares by way of a secondary offering, delivery of shares in the share exchange transaction effective as of August 1, 2008, and other factors.

Mitsubishi UFJ Financial Group, Inc.

(Reference)

Consolidated Statement of Income

(in millions of yen)	For the nine months ended December 31, 2007
Ordinary income	4,758,387
Interest income	2,955,376
(Interest on loans and bills discounted)	1,760,046
(Interest and dividends on securities)	590,819
Trust fees	112,035
Fees and commissions	928,435
Trading income	256,792
Other business income	197,469
Other ordinary income	308,277
Ordinary expenses	4,093,353
Interest expenses	1,571,182
(Interest on deposits)	696,724
Fees and commissions	132,332
Other business expenses	188,509
General and administrative expenses	1,591,750
Other ordinary expenses	609,578

Ordinary profits	665,033

Extraordinary gains	50,858
Extraordinary losses	83,833

Income before income taxes and others	632,058

Income taxes - current	66,670
Income taxes - deferred	196,034
Minority interests	54,696

Net income	314,656

Selected Financial Information

under Japanese GAAP

For the Nine Months Ended December 31, 2008

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[ MUFG Consolidated ]*1	1

	[ BTMU and MUTB Combined ]*2*3*4

	[ BTMU Non-consolidated ]

	[ MUTB Non-consolidated ]

2. Non Performing Loans Based on the Financial Reconstruction Law	[ BTMU and MUTB Combined including Trust Accounts ]	5

	[ BTMU Non-consolidated ]

	[ MUTB Non-consolidated ]

	[ MUTB Non-consolidated : Trust Accounts ]

3. Fair Value Information on Securities	[ MUFG Consolidated ]	6

	[ BTMU Non-consolidated ]

	[ MUTB Non-consolidated ]

4. Return on Equity	[ MUFG Consolidated ]	9

5. Average Interest Rate Spread	[ BTMU and MUTB Combined ]	9

6. Loans and Deposits	[ BTMU and MUTB Combined ]	9

7. Statements of Trust Assets and Liabilities	[ MUTB Non-consolidated ]	10

(Reference)

Exposure to Securitized Products and Related Investments and GSE Related Investments		11

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BTMU” means The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(*3)	“MUTB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BTMU and MUTB Combined” means simple sum of “BTMU” and “MUTB” without consolidation processes.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in billions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2008 (A)	December 31, 2007 (B)
Gross profits	2,492.8	2,559.8	(67.0)
Gross profits before credit costs for trust accounts	2,492.8	2,559.9	(67.0)
Net interest income	1,410.1	1,385.9	24.1
Trust fees	92.9	112.0	(19.0)
Credit costs for trust accounts (1)	(0.0)	(0.0)	0.0
Net fees and commissions	722.8	796.1	(73.2)
Net trading profits	188.9	256.7	(67.7)
Net other business profits	77.9	8.9	68.9
Net gains (losses) on debt securities	79.6	(5.3)	84.9
General and administrative expenses	1,572.9	1,574.5	(1.5)
Amortization of goodwill	16.2	9.5	6.7
Net business profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	936.1	994.9	(58.8)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	919.8	985.4	(65.5)
Provision for general allowance for credit losses (2)	30.2	11.4	18.8
Net business profits*	950.1	996.8	(46.6)
Net non-recurring gains (losses)	(836.2)	(331.7)	(504.4)
Credit costs (3)	(464.6)	(345.8)	(118.8)
Losses on loan write-offs	(260.4)	(156.9)	(103.5)
Provision for specific allowance for credit losses	(200.1)	(170.9)	(29.2)
Other credit costs	(4.0)	(18.0)	13.9
Net gains (losses) on equity securities	(326.3)	36.9	(363.2)
Gains on sales of equity securities	86.8	115.1	(28.3)
Losses on sales of equity securities	(17.3)	(7.1)	(10.1)
Losses on write-down of equity securities	(395.7)	(71.0)	(324.6)
Profits (losses) from investments in affiliates	0.9	12.8	(11.9)
Other non-recurring gains (losses)	(46.1)	(35.6)	(10.4)

Ordinary profits	113.9	665.0	(551.1)

Net extraordinary gains (losses)	(3.2)	(32.9)	29.6
Gains on loans written-off	24.4	31.2	(6.7)
Reversal of reserve for contingent losses included in credit costs (4)	0.8	—	0.8
Gains on sales of equity securities of subsidiaries	32.7	—	32.7
Expenses relating to systems integration	(76.5)	—	(76.5)
Income before income taxes and others	110.6	632.0	(521.4)
Income taxes-current	67.5	66.6	0.8
Income taxes-deferred	22.8	196.0	(173.2)
Minority interests	62.3	54.6	7.6

Net income	(42.0)	314.6	(356.7)

Note:

*       Net business profits = Banking subsidiaries’ net business profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)	(433.5)	(334.4)	(99.0)

1

Mitsubishi UFJ Financial Group, Inc.

BTMU and MUTB Combined

	(in billions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2008 (A)	December 31, 2007 (B)
Gross profits	1,612.7	1,642.6	(29.8)
Gross profits before credit costs for trust accounts	1,612.7	1,642.6	(29.8)
Net interest income	1,063.2	1,030.7	32.5
Trust fees	69.6	84.1	(14.4)
Credit costs for trust accounts (1)	(0.0)	(0.0)	0.0
Net fees and commissions	339.6	371.5	(31.8)
Net trading profits	107.3	140.2	(32.9)
Net other business profits	32.8	15.9	16.8
Net gains (losses) on debt securities	85.7	8.6	77.1
General and administrative expenses	974.4	962.1	12.3
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	638.2	680.5	(42.2)
Provision for general allowance for credit losses (2)	33.5	11.1	22.3
Net business profits	671.8	691.6	(19.8)
Net non-recurring gains (losses)	(787.7)	(195.5)	(592.1)
Credit costs (3)	(333.7)	(198.5)	(135.2)
Losses on loan write-offs	(227.2)	(109.3)	(117.9)
Provision for specific allowance for credit losses	(103.4)	(80.4)	(22.9)
Other credit costs	(3.0)	(8.7)	5.6
Net gains (losses) on equity securities	(421.4)	10.0	(431.4)
Gains on sales of equity securities	65.5	89.7	(24.1)
Losses on sales of equity securities	(16.1)	(6.6)	(9.4)
Losses on write-down of equity securities	(470.7)	(72.9)	(397.7)
Other non-recurring gains (losses)	(32.4)	(7.0)	(25.4)

Ordinary profits	(115.9)	496.0	(611.9)

Net extraordinary gains (losses)	10.7	41.4	(30.6)
Gains on loans written-off	21.0	28.0	(6.9)
Reversal of allowance for credit losses (4)	7.6	—	7.6
Reversal of reserve for contingent losses included in credit costs (5)	0.9	0.5	0.3
Gains on sales of equity securities of MUFG	53.6	—	53.6
Expenses relating to systems integration	(76.6)	—	(76.6)
Income before income taxes	(105.1)	537.4	(642.5)
Income taxes-current	15.0	17.6	(2.5)
Income taxes refund	—	9.8	(9.8)
Income taxes-deferred	61.5	194.0	(132.4)

Net income	(181.7)	335.5	(517.3)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	(291.6)	(186.7)	(104.8)

2

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

	(in billions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2008 (A)	December 31, 2007 (B)
Gross profits	1,346.6	1,355.4	(8.8)
Net interest income	957.7	889.4	68.2
Net fees and commissions	270.9	285.3	(14.4)
Net trading profits	102.7	135.4	(32.6)
Net other business profits	15.1	45.1	(30.0)
Net gains (losses) on debt securities	49.2	33.8	15.3
General and administrative expenses	826.5	814.1	12.3
Net business profits before provision for general allowance for credit losses	520.1	541.2	(21.1)
Provision for general allowance for credit losses (1)	33.5	8.7	24.7
Net business profits	553.6	550.0	3.6
Net non-recurring gains (losses)	(728.5)	(181.0)	(547.4)
Credit costs (2)	(329.3)	(190.6)	(138.7)
Losses on loan write-offs	(222.9)	(108.1)	(114.7)
Provision for specific allowance for credit losses	(103.4)	(72.5)	(30.8)
Other credit costs	(2.9)	(9.8)	6.8
Net gains (losses) on equity securities	(371.7)	18.5	(390.2)
Gains on sales of equity securities	62.0	80.4	(18.4)
Losses on sales of equity securities	(15.6)	(5.5)	(10.1)
Losses on write-down of equity securities	(418.0)	(56.4)	(361.6)
Other non-recurring gains (losses)	(27.4)	(8.9)	(18.5)

Ordinary profits	(174.8)	368.9	(543.8)

Net extraordinary gains (losses)	5.8	38.1	(32.2)
Gains on loans written-off	19.6	23.5	(3.9)
Gains on sales of equity securities of MUFG	53.6	—	53.6
Expenses relating to systems integration	(76.6)	—	(76.6)
Income before income taxes	(169.0)	407.1	(576.1)
Income taxes-current	15.0	17.8	(2.7)
Income taxes refund	—	9.8	(9.8)
Income taxes-deferred	30.6	136.4	(105.8)

Net income	(214.7)	262.6	(477.3)

(Reference)
Total credit costs (1)+(2)	(295.8)	(181.8)	(113.9)

3

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

	(in billions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2008 (A)	December 31, 2007 (B)
Gross profits	266.1	287.1	(21.0)
Gross profits before credit costs for trust accounts	266.1	287.2	(21.0)
Trust fees	69.6	84.1	(14.4)
Credit costs for trust accounts (1)	(0.0)	(0.0)	0.0
Net interest income	105.5	141.2	(35.6)
Net fees and commissions	68.7	86.2	(17.4)
Net trading profits	4.5	4.8	(0.2)
Net other business profits	17.6	(29.2)	46.8
Net gains (losses) on debt securities	36.5	(25.2)	61.7
General and administrative expenses	147.9	147.9	0.0
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	118.1	139.2	(21.0)
Provision for general allowance for credit losses (2)	—	2.4	(2.4)
Net business profits	118.1	141.6	(23.4)
Net non-recurring gains (losses)	(59.1)	(14.5)	(44.6)
Credit costs (3)	(4.4)	(7.9)	3.5
Losses on loan write-offs	(4.3)	(1.1)	(3.1)
Provision for specific allowance for credit losses	—	(7.8)	7.8
Other credit costs	(0.0)	1.1	(1.2)
Net gains (losses) on equity securities	(49.7)	(8.4)	(41.2)
Gains on sales of equity securities	3.5	9.2	(5.7)
Losses on sales of equity securities	(0.5)	(1.1)	0.6
Losses on write-down of equity securities	(52.6)	(16.5)	(36.1)
Other non-recurring gains (losses)	(5.0)	1.8	(6.9)

Ordinary profits	58.9	127.1	(68.1)

Net extraordinary gains (losses)	4.9	3.2	1.6
Gains on loans written-off	1.4	4.4	(3.0)
Reversal of allowance for credit losses (4)	7.6	—	7.6
Reversal of reserve for contingent losses included in credit costs (5)	0.9	0.5	0.3
Income before income taxes	63.9	130.3	(66.4)
Income taxes-current	0.0	(0.1)	0.2
Income taxes-deferred	30.9	57.5	(26.6)

Net income	32.9	72.9	(39.9)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	4.1	(4.9)	9.0

4

Mitsubishi UFJ Financial Group, Inc.

2. Non Performing Loans Based on the Financial Reconstruction Law

BTMU and MUTB Combined including Trust Accounts

	(in billions of yen)
	As of December 31, 2008	As of March 31, 2008
Bankrupt or De facto Bankrupt	172.7	117.7
Doubtful	686.3	556.0
Special Attention	264.2	384.6

Non Performing Loans	1,123.4	1,058.5

Total loans	95,615.5	91,961.4

Non Performing Loans / Total Loans	1.17%	1.15%

BTMU Non-consolidated
	(in billions of yen)
	As of December 31, 2008	As of March 31, 2008
Bankrupt or De facto Bankrupt	157.8	108.7
Doubtful	649.8	510.3
Special Attention	245.6	346.3

Non Performing Loans	1,053.3	965.4

Total loans	84,928.5	81,804.4

Non Performing Loans / Total Loans	1.24%	1.18%

MUTB Non-consolidated
	(in billions of yen)
	As of December 31, 2008	As of March 31, 2008
Bankrupt or De facto Bankrupt	14.8	8.8
Doubtful	36.2	45.5
Special Attention	17.7	37.4

Non Performing Loans	68.8	91.8

Total loans	10,544.6	10,004.4

Non Performing Loans / Total Loans	0.65%	0.91%

MUTB Non-consolidated: Trust Accounts
	(in billions of yen)
	As of December 31, 2008	As of March 31, 2008
Bankrupt or De facto Bankrupt	0.1	0.1
Doubtful	0.2	0.1
Special Attention	0.9	0.9

Non Performing Loans	1.2	1.2

Total loans	142.3	152.5

Non Performing Loans / Total Loans	0.90%	0.83%

5

Mitsubishi UFJ Financial Group, Inc.

3. Fair Value Information on Securities

MUFG Consolidated

The tables include negotiable certificates of deposits in “Cash and due from banks”, beneficiary certificates of commodity investment trusts in “Monetary claims bought” and others in addition to “Securities”. Net unrealized gains (losses) are determined based on the fair values at the end of the fiscal period.

	(in billions of yen)
	As of December 31, 2008		As of March 31, 2008
	Amount on consolidated balance sheet	Net unrealized gains (losses)	Amount on consolidated balance sheet	Net unrealized gains (losses)
Debt securities being held to maturity	2,272.9	20.6	2,941.9	20.2

	(in billions of yen)
	As of December 31, 2008		As of March 31, 2008
	Amount on consolidated balance sheet	Net unrealized gains (losses)	Amount on consolidated balance sheet	Net unrealized gains (losses)
Other securities	40,002.8	(682.1)	36,162.1	1,004.8
Domestic equity securities	4,048.5	88.7	5,674.7	1,377.9
Domestic bonds	23,023.1	82.8	17,062.1	(8.8)
Other	12,931.1	(853.8)	13,425.3	(364.2)
Foreign equity securities	100.0	(32.5)	192.2	95.1
Foreign bonds	9,332.5	16.9	8,415.0	(20.8)
Other	3,498.5	(838.2)	4,818.0	(438.5)

6

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

The tables include negotiable certificates of deposits in “Cash and due from banks”, beneficiary certificates of commodity investment trusts in “Monetary claims bought” and others in addition to “Securities”. Net unrealized gains (losses) are determined based on the fair values at the end of the fiscal period.

	(in billions of yen)
	As of December 31, 2008		As of March 31, 2008
	Amount on balance sheet	Net unrealized gains (losses)	Amount on balance sheet	Net unrealized gains (losses)
Debt securities being held to maturity	695.3	3.4	1,888.4	2.1
Stocks of subsidiaries and affiliates	200.2	(52.0)	564.4	230.8

	(in billions of yen)
	As of December 31, 2008		As of March 31, 2008
	Amount on balance sheet	Net unrealized gains (losses)	Amount on balance sheet	Net unrealized gains (losses)
Other securities	31,494.7	(635.2)	28,384.7	521.3
Domestic equity securities	3,192.3	(132.4)	4,521.3	813.4
Domestic bonds	18,861.6	67.1	14,032.2	(33.7)
Other	9,440.7	(570.0)	9,831.0	(258.3)
Foreign equity securities	74.3	(26.1)	181.2	96.1
Foreign bonds	6,579.4	45.7	5,650.0	(18.0)
Other	2,786.9	(589.6)	3,999.7	(336.4)

7

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

The tables include beneficiary certificates of commodity investment trusts in “Monetary claims bought” and others in addition to “Securities”.

Net unrealized gains (losses) are determined based on the fair values at the end of the fiscal period.

	(in billions of yen)
	As of December 31, 2008		As of March 31, 2008
	Amount on balance sheet	Net unrealized gains (losses)	Amount on balance sheet	Net unrealized gains (losses)
Debt securities being held to maturity	977.9	19.5	909.3	18.0
Stocks of subsidiaries and affiliates	6.4	(3.2)	6.4	(1.7)

	(in billions of yen)
	As of December 31, 2008		As of March 31, 2008
	Amount on balance sheet	Net unrealized gains (losses)	Amount on balance sheet	Net unrealized gains (losses)
Other securities	6,702.5	(153.8)	6,012.3	194.3
Domestic equity securities	785.6	10.8	1,075.7	250.0
Domestic bonds	3,620.6	19.3	2,595.8	23.8
Other	2,296.3	(184.1)	2,340.7	(79.6)
Foreign equity securities	22.7	(4.7)	9.8	(0.4)
Foreign bonds	1,749.2	(27.0)	1,798.0	(12.5)
Other	524.3	(152.3)	532.9	(66.6)

8

Mitsubishi UFJ Financial Group, Inc.

4. Return on Equity

MUFG Consolidated

	(%)
	For the nine months ended December 31, 2008	For the nine months ended December 31, 2007
ROE(*)	(0.98)	6.55

Note:
(*) ROE is computed as follows:
Net income for nine months × 4 / 3 - Equivalent of annual dividends on nonconvertible preferred stocks	× 100

{(Total shareholders’ equity at the beginning of the period - Number of nonconvertible preferred shares at the beginning of the period × Issue price + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period - Number of nonconvertible preferred shares at the end of the period × Issue price + Foreign currency translation adjustments at the end of the period)} / 2

5. Average Interest Rate Spread

BTMU and MUTB Combined

(Domestic business segment)

	(percentage per annum)
	For the nine months ended December 31, 2008	For the nine months ended December 31, 2007
Average interest rate on loans and bills discounted	1.76	1.72
Average interest rate on deposits and NCD	0.31	0.26
Interest rate spread	1.44	1.45

6. Loans and Deposits

BTMU and MUTB Combined

	(in billions of yen)
	As of December 31, 2008	As of March 31, 2008
Deposits (ending balance)	111,243.5	114,081.0
Deposits (average balance)	110,032.4	110,730.4
Loans (ending balance)	84,441.3	80,176.6
Loans (average balance)	79,457.8	77,548.0

	(in billions of yen)
	As of December 31, 2008	As of March 31, 2008
Domestic Deposits (ending balance) (*1)	102,690.5	102,317.0
Individuals (*2)	63,570.3	62,594.7

Note:

(*1)	Amounts do not include negotiable certificates of deposit and JOM accounts.
(*2)	Upon the installation of new IT systems in May 2008, BTMU adjusted its method of monitoring deposits from individuals and, starting in this fiscal year, deposits from unincorporated associations are excluded from “Individuals”. The amount of deposits from “Individuals” (a simple sum of BTMU and MUTB) as of March 31, 2008, as adjusted by using the new method of monitoring, is 61,836.2 billion yen.

9

Mitsubishi UFJ Financial Group, Inc.

7. Statements of Trust Assets and Liabilities

MUTB Non-consolidated

Including trust assets under service-shared co-trusteeship

(in billions of yen)	As of December 31, 2008	As of March 31, 2008
Assets:
Loans and bills discounted	218.4	258.8
Securities	47,594.8	56,653.8
Beneficiary rights to the trust	30,290.6	29,364.9
Securities held in custody accounts	1,215.8	1,447.4
Monetary claims	11,791.2	12,088.3
Tangible fixed assets	9,185.2	9,006.2
Intangible fixed assets	135.8	135.3
Other claims	1,347.3	2,526.3
Call loans	1,023.9	1,562.4
Due from banking account	1,642.5	1,462.6
Cash and due from banks	2,164.7	2,470.1

Total assets	106,610.8	116,976.5

Liabilities:
Money trusts	18,325.4	27,359.0
Pension trusts	11,375.6	13,188.9
Property formation benefit trusts	12.1	12.6
Loan trusts	150.0	233.1
Investment trusts	28,395.3	27,242.7
Money entrusted other than money trusts	2,488.3	2,782.4
Securities trusts	1,352.9	1,812.1
Monetary claim trusts	12,414.8	12,611.7
Equipment trusts	37.0	39.5
Land and fixtures trusts	96.3	105.3
Composite trusts	31,962.5	31,588.7

Total liabilities	106,610.8	116,976.5

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between MUTB and The Master Trust Bank of Japan, Ltd.

10

Mitsubishi UFJ Financial Group, Inc.

(Reference)

Exposure to “Securitized Products and Related Investments” and “GSE Related Investments”

1. Exposure to “Securitized Products and Related Investments”

Our exposure to securitized products and related investments as of December 31, 2008 is outlined below. (Figures are on a managerial basis and rounded off.)

[Balance, net unrealized gains (losses), realized losses]

•

The balance as of the end of December 2008 decreased to ¥2.62 trillion in total, a decrease of ¥702 billion compared with the balance as of the end of March 2008, due to higher yen in addition to sales and redemptions.

•	Net unrealized losses were ¥424 billion, and the rate of decline in market value was 16.2%, a decrease of 6.6% compared with the rate at the end of March 2008.

•

The effect on the P/L for the nine months ended December 31, 2008 was a loss of ¥179 billion, mainly due to impairment losses resulting from decline in product prices and losses on disposal of residential mortgage-backed securities (RMBS). (The realized losses for the fiscal year ended March 31, 2008 were ¥117 billion.)

		(¥bn)
		Balance[1,2]	Change from end of March	Net unrealized gains (losses)[2]	Change from end of March	Net unrealized gains (losses) as a % of balance	Change from end of March
1	RMBS	360	(253)	(85)	(19)	(23.6)%	(12.8)%
2	Sub-prime RMBS	83	(98)	(17)	20	(20.6)%	0.2%
3	CMBS	34	(8)	(2)	(1)	(4.5)%	(3.4)%
4	CLOs	1,801	(280)	(250)	(44)	(13.9)%	(4.0)%
5	Other securitized products (card, etc.)	396	(123)	(81)	(43)	(20.4)%	(13.2)%
6	CDOs	26	(33)	(7)	0	(26.2)%	(13.8)%
7	Sub-prime ABS CDOs	0	(3)	0	1	0.0%	25.6%
8	SIV investments	0	(6)	0	0	0.0%	0.0%

9	Total	2,618	(702)	(424)	(106)	(16.2)%	(6.6)%

1.	Balance is the amount after impairment and before deducting net unrealized losses.

The above table does not include mortgage-backed securities arranged and guaranteed by U.S. government sponsored enterprises, etc., Japanese RMBS such as Japanese Housing Finance Agency securities, and products held by funds such as investment trusts. These are also applicable to the tables in this document.

2.	Securitized products backed by corporate loans (CLOs) were previously valued based on prices quoted by brokers or other sources as a substitution for market values. Starting in this third quarter, some of the securitized products are evaluated based on reasonably estimated amounts derived using our own calculation methods in order to enhance the accuracy of our valuation.

The effects of the changes of the above valuation methods are as follows:

1)	The balance as of December 31, 2008 increased by approximately ¥44 billion.
2)	The net unrealized losses as of December 31, 2008 decreased by approximately ¥206 billion.

The effect on the P/L for this third quarter was an increase of approximately ¥44 billion.

[Distribution by rating]

•	AAA-rated products account for 79% of our investments in securitized products, substantially unchanged from the end of March 2008.

		(¥bn)
		AAA	AA	A	BBB	BB or lower	Unrated	Total
10	RMBS	304	23	23	2	7	0	360
11	Sub-prime RMBS	67	9	1	2	5	0	83
12	CMBS	20	9	4	1	0	0	34
13	CLOs	1,508	95	169	24	4	1	1,801
14	Other securitized products (card, etc.)	234	32	37	89	2	2	396
15	CDOs	12	7	0	1	7	0	26
16	Sub-prime ABS CDOs	0	0	0	0	0	0	0
17	SIV investments	0	0	0	0	0	0	0

18	Total	2,079	166	233	117	20	3	2,618

19	Percentage of total	79%	6%	9%	4%	1%	0%	100%

20	Percentage of total (End of March)	80%	6%	8%	6%	0%	0%	100%

11

Mitsubishi UFJ Financial Group, Inc.

[Credit exposure related to leveraged loan]

•	We are not engaged in origination or distribution of securitized products of leveraged loans, and therefore, there is no balance of leveraged loans for securitization.

•	The following table shows the balances of LBO loans as of the end of December 2008.

		(¥bn)
		Americas	Europe	Asia	Japan	Total	Change from end of March
1	LBO Loan[3] (Balance on a commitment basis)	68	148	39	294	550	(81)
2	Balance on a booking basis	48	130	35	262	475	(67)

3. Includes balance after refinancing. (Figures are rounded off.)

[Special Purpose Entities (SPEs)]

•	We are engaged in sponsoring ABCP issuance for securitizing our clients’ assets.

•	The balance of assets purchased by ABCP conduits (special purpose companies for issuing ABCP) as of the end of December 2008 was ¥5.00 trillion (¥1.50 trillion overseas).

•	The purchased assets are mainly receivables and they do not include residential mortgages.

[Monoline insurer related]

•	There is no credit outstanding and credit derivative transactions with monoline insurers.

2. Exposure to “GSE Related Investments”

We hold mortgage-backed securities arranged and guaranteed by Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac) and Government National Mortgage Association (Ginnie Mae), mainly as part of our ALM operation relating to foreign currencies.

Our holding balance of these mortgage-backed securities as of the end of December 2008 was ¥2,648 billion in total, a decrease of ¥493 billion compared with the balance as of the end of June 2008. Net unrealized losses were ¥9 billion, a decrease of ¥42 billion from the losses as of the end of June 2008, and the rate of decline in market value was 0.3%, an improvement of 1.3% from the rate at the end of June 2008.

Our holding balance of debt securities issued by the above three institutions and Federal Home Loan Banks (Agency Securities) as of the end of December 2008 was ¥92 billion, a decrease of ¥96 billion compared with the balance as of the end of June 2008. Net unrealized gains were ¥2 billion.

<Terminology>
RMBS	:	Asset-backed securities collateralized by residential mortgages
CMBS	:	Asset-backed securities collateralized by commercial mortgages
CLOs	:	Collateralized debt obligations backed by whole commercial loans, revolving credit facilities, or letters of credit
CDOs	:	Structured credit securities backed by a pool of securities, loans, or credit default swaps
ABS CDOs	:	Collateralized debt obligations backed by asset backed securities
SIVs	:	Investment companies established mainly for gaining profit margin by raising funds through subordinated notes and short-term CPs, etc. and investing in relatively long-term securitized products and bonds, etc.
LBO Loans	:	Loans collateralized by assets and/or future cash flows of an acquired company
ABCP	:	Commercial papers issued by a Special Purpose Company (SPC) collateralized by assets
GSE	:	U.S. government sponsored enterprises such as Federal National Mortgage Association (Fannie Mae)

12